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18000852

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Securities and Exchange
FEB 23 2018
RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68523

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SQN SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 ARBORETUM DRIVE, STE 105
(No. and Street)

PORTSMOUTH	NH	03801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ILINA STAMOVA 212-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAKER TILLY VIRCHOW KRAUSE, LLP
(Name – *if individual, state last, first, middle name*)

ONE PENN PLAZA, STE 3000	NEW YORK	NY	10119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, Michael Ponticello, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SQN Securities, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

MATTHEW J COWAN
Notary Public-New Hampshire
My Commission Expires
April 05, 2022

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SQN Securities, LLC

Statement of Financial Condition

Year Ended December 31, 2017

SQN Securities, LLC

Contents
Year Ended December 31, 2017

Financial Statement

BAKER TILLY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of SQN Securities, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SQN Securities, LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "statement of financial condition"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly Virchow Krause, LLP

We have served as the Company's auditor since 2010.

New York, New York
February 16, 2018

SQN Securities, LLC

(A LIMITED LIABILITY COMPANY)
Statement of Financial Condition
As of December 31, 2017

ASSETS		
Cash and cash equivalents	$	107,686
Prepaid expenses		50,681
Furniture and equipment, net		4,585
Accounts receivable		2,000
TOTAL ASSETS	$	164,952
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	45,924
MEMBER'S EQUITY		119,028
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	164,952

See Independent Auditors' Report and
Notes to Financial Statement.

SQN Securities, LLC

(A LIMITED LIABILITY COMPANY)
Notes to Financial Statement
As of and for the Year Ended December 31, 2017

1. Organization and Nature of Business

SQN Securities, LLC (the "LLC") was formed on January 14, 2010 as a Delaware limited liability company and is a wholly-owned subsidiary of Arboretum Group, LLC. The LLC is a registered broker dealer, a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and is exempt from the requirements of rule 15c3-3 of the Securities and Exchange Commission (the "SEC") since the LLC does not take custody of any customer funds or securities. The LLC's primary business activity is to underwrite and sell partnership interests in publicly registered equipment leasing programs sponsored by its affiliated entities.

Prior to the change of ownership, the LLC was owned by SQN Capital Management. As of September 6, 2017 FINRA approved a change of ownership and the LLC was purchased by Arboretum Group, LLC.

2. Significant Accounting Policies

Basis of Accounting - The financial statement is prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Cash and cash equivalents - The LLC considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in a checking account held at financial institutions.

Revenue recognition - The LLC's fee income is comprised of two components. Base fee is earned monthly in advance and underwriting fees are earned upon closing in accordance with the terms of their respective agreements.

Income taxes – The LLC is taxed as a partnership and no provision for income taxes is recorded since the liability for such taxes is that of the Member rather than the LLC. The LLC's income tax returns are subject to examination by the federal and state taxing authorities, and changes, if any, could adjust the individual income tax of the Member.

Uncertain tax positions - The LLC has adopted the provisions of Financial Accounting Standards Board (FASB) Topic 740, *Accounting for Uncertainty in Income Taxes ("Uncertain Tax Position").* This accounting guidance prescribes recognition thresholds that must be met before a tax position is recognized in the financial statement and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Uncertain Tax Position, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The LLC has evaluated its tax position for the year ended December 31, 2017, and does not expect any material adjustments to be made.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the LLC to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statement and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

For the year ended December 31, 2017, the LLC earned $808,524 as revenue for its services as selling agent for affiliated funds. The LLC has an expense sharing agreement dated November 15, 2010 with SQN Capital Management, LLC, an affiliated entity through September 6, 2017. As of February 1, 2017 the LLC entered into another expense sharing agreement with SQN Investment Advisors, LLC, an entity under common ownership. Both agreements cover occupancy and office expenses. The amounts paid to SQN Capital Management, LLC and SQN Investment Advisors, LLC as of December 31, 2017 for such expenses were $6,000 and $20,087.

4. Net Capital Requirements

The LLC is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017, the LLC had net capital of $61,762 which was $56,762 in excess of its required net capital of $5,000. The LLC's ratio of aggregate indebtedness to net capital was 74.36%.

5. Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation. Depreciation is based on the straight line method over the estimated useful lives of the assets. Fixed assets were placed in service on January 1, 2018.

Fixed assets consist of the following:

Furniture and equipment	$	4,585
Less: accumulated depreciation		-
Furniture and equipment, net	$	4,585

Depreciation expense for the year ended December 31, 2017 was $0.

6. Concentrations of Credit Risk

Cash - The Company maintains principally all cash balances in one financial institution which, at times may exceed the amount insured by the Federal Deposit insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account. At December 31, 2017, the amount in excess of insured limits of $250,000 was $0.

Revenue - At December 31, 2017 and for the year then ended, 100% of the revenues were derived from four customers, who made up 37%, 28%, 21% and 14% of the gross revenue respectively.

7. Indemnifications

In the normal course of its business, the LLC indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the LLC. The maximum potential amount of future payments that the LLC could be required to make under these indemnifications cannot be estimated. However, the LLC believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

The LLC provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The LLC may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the LLC could be required to make under these indemnifications cannot be estimated. However, the LLC believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

8. Recent Accounting Pronouncements

ASU No. 2014-09 --Revenue from Contracts with Customers (Topic 606) and Other ASUs Issued Amending Topic 606

During May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." ASU No. 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. During 2015 and 2016, the FASB also issued ASU No. 2015-14, which defers the effective date of ASU No. 2014-09; ASU No. 2016-08, "Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies the implementation guidance on principal versus agent considerations in Topic 606; ASU No. 2016-10, "Identifying Performance Obligations and Licensing", which clarifies the identification of performance obligations and the licensing implementation guidance; ASU No. 2016-12, "Narrow-Scope Improvements and Practical Expedients" and ASU No. 2016-20, "Technical Corrections and Improvements to Topic 606", which both affect narrow aspects of Topic 606. Topic 606 (as amended) is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. The company may elect to apply the guidance earlier, but no earlier than fiscal years beginning after December 15, 2016. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The Company is currently assessing the effect that Topic 606 (as amended) will have on its results of operations, financial position and cash flows.